SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                            [GRAPHIC OMITTED - LOGO]

                               COMCAST CORPORATION


(Mark One):

 X   ANNUAL  REPORT  PURSUANT  TO SECTION  15(d) OF THE  SECURITIES
---  EXCHANGE ACT OF 1934.
     For the fiscal year ended  December 31, 1999.

                                       OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
---  SECURITIES EXCHANGE ACT OF 1934.
     For the transition period from _________ to ________

Commission file number 0-6983
                       ------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     THE COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     Comcast Corporation
     1500 Market Street
     Philadelphia, PA 19102-2148

                         COMCAST CORPORATION RETIREMENT-
                         INVESTMENT PLAN

                         Financial Statements as of
                         December 31, 1999 and 1998 and for each of the Three Years in the Period Ended
                         December 31, 1999;
                         Supplemental Schedules as of and for the Year Ended December 31, 1999; and
                         Independent Auditors' Report

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page
                                                                            ----

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS:

     Statement of Net Assets Available for Benefits as of
         December 31, 1999 and 1998                                            2

     Statement of Changes in Net Assets Available for Benefits for the
         Years Ended December 31, 1999, 1998 and 1997                          3

     Notes to Financial Statements                                          4-11

SUPPLEMENTAL SCHEDULES:

     Schedule H - Line 4i - Schedule of Assets Held for Investment
         Purposes as of December 31, 1999                                     12

     Schedule H - Line 4j - Schedule of Reportable Transactions
         for the Year Ended December 31, 1999                                 13

INDEPENDENT AUDITORS' CONSENT                                                 14

SIGNATURE                                                                     15

INDEPENDENT AUDITORS' REPORT

Plan Administrator
Comcast Corporation Retirement-Investment Plan
Philadelphia, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of the Comcast Corporation Retirement-Investment Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Comcast Corporation Retirement-Investment Plan as of December 31, 1999 and 1998, and the related changes in net assets available for benefits for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes (Schedule H - Line 4i) and Reportable Transactions (Schedule H - Line 4j) are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 22, 2000

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------



                                                       December 31,
                                                  1999             1998
                                              ------------     ------------

ASSETS:
   Cash                                       $    297,530     $ 13,302,912
   Investments, at fair or contract value      351,245,592      191,613,911
   Loans receivable from participants            8,910,690        6,338,905
                                              ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS             $360,453,812     $211,255,728
                                              ============     ============




See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------


                                                                 Years Ended December 31,
                                                          1999             1998             1997
                                                      ------------     ------------     ------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
     Net realized and unrealized appreciation in
       fair value of investments                      $ 84,771,033     $ 43,823,423     $ 24,036,364
     Interest and dividends                              8,232,242        6,893,230        5,893,322
                                                      ------------     ------------     ------------
                                                        93,003,275       50,716,653       29,929,686
                                                      ------------     ------------     ------------
   Contributions:
     Employee                                           18,519,160       15,763,521       18,385,569
     Employer                                            7,701,672        8,083,327        5,763,003
     Rollovers from merged plans (Note 2)               54,633,073
                                                      ------------     ------------     ------------
                                                        80,853,905       23,846,848       24,148,572
                                                      ------------     ------------     ------------

                                                       173,857,180       74,563,501       54,078,258
                                                      ------------     ------------     ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants or beneficiaries       24,659,096       13,575,986        8,976,434
                                                      ------------     ------------     ------------
                                                        24,659,096       13,575,986        8,976,434
                                                      ------------     ------------     ------------

Net increase                                           149,198,084       60,987,515       45,101,824

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                   211,255,728      150,268,213      105,166,389
                                                      ------------     ------------     ------------
   End of year                                        $360,453,812     $211,255,728     $150,268,213
                                                      ============     ============     ============

See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      General
      -------

      The financial statements of the Comcast Corporation Retirement-Investment Plan (the "Plan") are presented using the accrual basis of accounting. Investments in mutual funds and the Comcast Stock Fund are carried at fair value. Fair value is determined by the last sale or closing price as of the last trading day of the Plan year for investments in securities traded on a securities exchange or the Nasdaq National Market. Investment contracts which are included in the Comcast Stable Value Fund are fully benefit-responsive and are carried at contract value. Contract value represents contributions made, plus interest at the contract rate and transfers, less distributions. Loans receivable from participants are valued at cost which approximates fair value. Net unrealized appreciation or depreciation in the financial statements reflects changes in fair value of investments held at year end, while net realized gains and losses associated with the disposition of investments are recorded as of the trade date and calculated based on fair value as of such date. All costs associated with administering the Plan are paid or absorbed by Comcast Corporation ("Comcast," the "Company" or the "Plan Administrator").

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      New Accounting Pronouncement
      ----------------------------

      In 1999, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3") which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. SOP 99-3 is effective for financial statements for plan years ending after December 15, 1999 and was adopted for the accompanying financial statements. Accordingly, the 1998 and 1997 financial statements have been appropriately reclassified to eliminate the participant-directed fund investment program disclosures.

2.    PLAN DESCRIPTION

      General
      -------

      The following description of the Plan provides only general information. Plan participants should refer to the Plan document and applicable amendments for a more complete description of the Plan's provisions. Copies of these documents are available from the Plan Administrator.

      The Plan is a defined contribution plan qualified under Internal Revenue Code (the "Code") Sections 401(k), 401(a) and 401(m). The original Plan has been amended and restated to reflect mergers of other plans with and into the Plan and to make certain other technical, compliance and design changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      During 1999, the Plan was amended to allow an employee to become eligible for participation in the Plan upon completion of 91 days of service, as defined in the Plan, and to participate in allocations of employer matching contributions under the Plan after completion of one year of service. Prior to July 1, 1999, an employee was eligible for both participation and employer matching contributions upon completion of one year of service. Each eligible employee may direct the Company to make contributions to the Plan of any whole percentage from 1% through 17% of their compensation, subject to certain limits imposed by the Code. The Company matches 100% of the participant's contribution up to 1% of the participant's compensation for such payroll period, and 50% of the participant's contribution in excess of 1% of the participant's compensation for such payroll period, up to a

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 (Continued)
--------------------------------------------------------------------------------


      maximum total matching contribution of 3.5% of the participant's compensation (see Note 9). Each participant has at all times a 100% nonforfeitable interest in the participant's contributions and earnings attributable thereto. Contributions by the Company and earnings thereon vest according to the following schedule:

              Years of Service                            Vested Percentage
              ----------------                            -----------------

              1 year but less than 2 years                       20%
              2 years but less than 3 years                      40
              3 years but less than 4 years                      60
              4 years but less than 5 years                      80
              5 years or more                                   100

      For employees hired on or before January 15, 1999, the Company contributed cash to purchase 10 shares of the Company's Class A Special Common Stock for the account of each newly eligible participant. These contributions were recorded at the market value of the shares at the date contributed. Effective for employees hired after January 15, 1999, the Company discontinued such contributions to the accounts of newly eligible participants.

      Each participant has the right, in accordance with the provisions of the Plan, to direct the investment by the trustee of the Plan (the "Trustee") of all amounts allocated to the separate accounts of the participant under the Plan among any one or more of the investment fund options (see Note
      3). The Trustee pays benefits and expenses upon the written direction of the Plan Administrator.

      Amounts contributed by the Company which are forfeited by participants as a result of the participants' separation from service prior to becoming 100% vested may be used to reduce the Company's required contributions. Pending application of the forfeitures, the Company may direct the Trustee to hold the forfeitures in cash or under investment in a suspense account. If the Plan should terminate with any forfeitures not applied against Company contributions, they will be allocated to then current participants in the proportion that each participant's compensation for that Plan year bears to the compensation for all such participants for the Plan year.

      Any participant who has a separation from service for any reason except death, disability or attainment of age 65 shall be entitled to receive his vested account balance. Upon death, disability or attainment of age 65, a participant's account becomes fully vested in all Company contributions regardless of the participant's years of service. Generally, distribution will start no later than 60 days after the close of the Plan year in which the participant's separation from service occurs, subject to certain deferral rights under the Plan. The distribution alternatives permitted are a lump sum payment, an annuity, installments over a period of time, any combination of the foregoing or a rollover into another qualified plan.

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each participant's account balance will become fully vested.

      Rollover of Assets from Merged Plans
      ------------------------------------

      Effective April 1, 1999, pursuant to the Company's acquisition of assets associated with the operation of certain cable systems of Marcus Cable Operating Company, L.P. and Marcus Cable of Delaware and Maryland, L.P. ("Marcus"), the Compensation Committee of the Board of Directors of the Company resolved to merge the Marcus Cable Operating Company, L.P. 401(k) Plan (the "Marcus Plan") with and into the Plan. Effective on the merger date, the assets and liabilities of the Marcus Plan became assets and liabilities of the Plan. The transfer is included in the accompanying statement of changes in net assets available for benefits as "Rollovers from merged plans" and approximated $213,000.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 (Continued)
--------------------------------------------------------------------------------


      Effective October 1, 1999, pursuant to the Company's acquisition of a controlling interest in Jones Intercable, Inc. ("Jones") on April 7, 1999, the Compensation Committee of the Board of Directors of the Company
      resolved to merge the Jones Intercable, Inc. Et Al Profit Sharing/Retirement Plan and the Jones Intercable, Inc. Et Al Defined Contribution Transfer Plan (the "Jones Plans") with and into the Plan. Effective on the merger date, the assets and liabilities of the Jones Plans became assets and liabilities of the Plan. The transfer is included in the accompanying statement of changes in net assets available for benefits as "Rollovers from merged plans" and approximated $53,041,000.

      On November 1, 1999, pursuant to the Company's acquisition of Greater Philadelphia Cablevision, Inc. ("Greater Philadelphia") from Greater Media, Inc., the Compensation Committee of the Board of Directors of the Company resolved to merge the Greater Media, Inc. 401(k) Plan (the "Greater Media Plan") with and into the Plan. Effective on the merger date, the assets and liabilities of the Greater Media Plan became assets and liabilities of the Plan. The transfer is included in the accompanying statement of changes in net assets available for benefits as "Rollovers from merged plans" and approximated $1,379,000.

      Removal and Appointment of Trustee
      ----------------------------------

      Effective April 1, 1999, State Street Bank and Trust Company was removed as Trustee of the trust established under the Plan and Putnam Fiduciary Trust Company, a Massachusetts trust company, was appointed Trustee of the trust established under the Plan. Concurrent with the change in Trustee, several mutual funds previously provided as investment funds under the Plan were eliminated and several new mutual funds with similar investment strategies were added.

3.    INVESTMENT OPTIONS

      Upon enrollment in the Plan, a participant may direct employee contributions and employer contributions (if applicable) in whole percentage increments among one or more of the funds listed below. A brief summary of each fund, as described in each fund's prospectus (where applicable), is as follows:

      Prior to April 1, 1999:
      -----------------------

      a. Dodge and Cox Balanced Fund - The assets of the Dodge and Cox Balanced Fund are invested in equity securities and fixed income obligations issued by corporations. The returns on these investments vary as the stock and bond markets fluctuate and there is no guarantee of principal or rate of return.

      b. Fidelity Blue Chip Growth Fund - The assets of the Fidelity Blue Chip Growth Fund are invested in equity securities of well-established companies. The returns on these investments vary as the stock markets fluctuate and there is no guarantee of principal or rate of return.

      c. PBHG Growth Fund - The assets of the PBHG Growth Fund are invested primarily in equity securities of mid-sized companies. The returns on these investments vary as the stock markets fluctuate and there is no guarantee of principal or rate of return.

      d. Ivy International Fund - The assets of the Ivy International Fund are invested in equity securities which are principally traded in European, Pacific Basin and Latin American markets. The returns on these investments vary as the stock markets fluctuate and there is no guarantee of principal or rate of return.

      e. Comcast Corporation Stock Fund - The assets of the Comcast Corporation Stock Fund are invested in the Company's Class A Special Common Stock. The Trustee purchases the stock at prevailing rates in the open market and, in the normal course of business, sells such stock to meet the distribution requirements of the Plan. The value of the Comcast Stock Fund fluctuates and there is no guarantee of principal or rate of return.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 (Continued)
--------------------------------------------------------------------------------


      f. Stable Value Fund - The assets of the Stable Value Fund are invested in a diversified group of high-quality, fixed-income investments consisting of investment contracts which are obligations of creditworthy life insurance companies and commercial banks, high-quality debt securities which are held by the Plan within contracts that are intended to minimize market volatility, and short-term money market instruments. The Stable Value Fund's investment return typically fluctuates within a narrow range as interest rates rise and fall. Although the Stable Value Fund's objective is to preserve the principal investment, there is a potential for loss if the issuing institutions suffer insolvency.

      Effective April 1, 1999:
      ------------------------

      a. Dodge and Cox Balanced Fund - See above.

      b. Putnam Investors Fund - The Fund seeks long-term growth of capital and any increased income that results from this growth. The Fund is designed for investors seeking long-term growth of capital from a portfolio primarily consisting of quality common stocks. Most of the stocks bought by the Fund are "growth" stocks whose earnings Putnam Management believes are likely to grow faster than the economy as a whole. Growth in earnings may lead to an increase in the price of the stock. The Fund mainly buys stocks of larger companies, although the Fund may invest in companies of any size. The return of the Fund varies as the stock markets fluctuate and there is no guarantee of principal or rate of return. The Fund replaced the Fidelity Blue Chip Growth Fund effective April 1, 1999.

      c. Putnam New Opportunities Fund - The Fund seeks long-term capital appreciation. The Fund will generally invest in companies which Putnam Management identifies as offering the best prospects for long-term growth within a particular sector. Current dividend income is only an incidental consideration. The Fund invests primarily in common stocks, but may also purchase convertible bonds, convertible preferred stocks, warrants, preferred stocks and debt securities if Putnam Management believes they would help achieve the Fund's objective of capital appreciation. The Fund may also hold a portion of its assets in cash or money market instruments. The return on the Fund varies as the stock and bond markets fluctuate and there is no guarantee of principal or rate of return. The Fund replaced the PBHG Growth Fund effective April 1, 1999.

      d. Putnam International Growth Fund - The Fund seeks capital appreciation. Under normal market conditions, the Fund generally diversifies its investments among a number of different countries by investing at least 65% of its total assets in at least three countries other than the United States. The Fund may invest in both growth and value stocks. Growth stocks are issued by companies whose earnings Putnam Management believes are likely to grow faster that the economy as a whole. Growth in earnings may lead to an increase in the price of the stock. Value stocks are those that Putnam Management believes are currently undervalued compared to their true worth. If Putnam Management is correct and other investors recognize this discount, the price of the stock may rise. The Fund invests mainly in medium and large-sized companies, although it can invest in companies of any size. Although the Fund emphasizes investments in developed countries, it may also invest in companies located in emerging markets. The return of the Fund varies as the stock markets fluctuate and there is no guarantee of principal or rate of return. The Fund replaced the Ivy International Fund effective April 1, 1999.

      e. Vanguard Windsor II Fund - The Fund is a stock fund that seeks to provide long-term growth of capital. As a secondary objective, the Fund seeks to provide some dividend income. The Fund invests primarily in large and medium-size companies whose stocks are considered by the Fund's advisors to be undervalued. Undervalued stocks are generally those that are out of favor with investors and currently trading at prices that, the advisor feels, are below what the stocks are worth in relation to their earnings. These stocks typically, but not always, have lower-than-average price/earnings (P/E) ratios and higher-than-average dividend yields. The return of the Fund varies as the stock markets fluctuate and there is no guarantee of principal or rate of return.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 (Continued)
--------------------------------------------------------------------------------


      f. Putnam S&P 500 Index Fund - The Fund seeks to achieve a return, before the assessment of any fees, that closely approximates the return of the Standard & Poor's 500 Composite Stock Price Index (the "Index"), a common measure of U.S. market performance. The Fund will invest primarily in the securities that constitute the Index, either directly or through the purchase of shares of collective investment trusts having investment objectives similar to that of the Fund. The Index is a broad market-weighted composite of 500 selected common stocks, most of which are listed on the New York Stock Exchange. Except as set forth below, the Fund attempts to be fully invested at all times in the stocks that compose the Index either directly or through collective investment trusts. However, it is not anticipated that the Fund's portfolio will duplicate the Index exactly. To maintain adequate liquidity, the Fund may invest a small portion of its assets in high-quality money market instruments and in money market funds that invest exclusively in high-quality money market instruments. To manage transaction costs and minimize tracking errors between the Fund and the Index, the Fund may invest in exchange-traded stock index futures contracts. The return of the Fund varies as the stock markets fluctuate and there is no guarantee of principal or rate of return.

      g. Comcast Corporation Stock Fund - See above.

      h. Jones Intercable Stock Fund - The assets of the Jones Intercable Stock Fund were invested in Jones' Class A Common Stock. The fund was a former fund of the Jones Intercable, Inc. Et Al Profit Sharing/Retirement Plan and became an investment fund of the Plan when the Jones Plans were merged with and into the Plan (see Note 2). The fund was frozen effective on the merger date, and no purchases of the Jones Class A Common Stock were subsequently made. The Trustee sold such stock in the normal course of business to meet the distribution requirements of the Plan. On March 2, 2000, the shareholders of Jones approved a merger pursuant to which the Company acquired all of the remaining shares of Jones not then owned by the Company. As a result, Jones was merged with and into Comcast JOIN Holdings, Inc., a wholly-owned subsidiary of the Company, on that date and Jones common stock ceased to be publicly-traded. Each former Jones stockholder received 1.4 shares of Comcast Class A Special Common Stock for each share of Jones common stock. Each share of Jones Class A Common Stock invested in the Jones Intercable Stock Fund was converted into 1.4 shares of the Company's Class A Special Common Stock and invested in the Comcast Stock Fund.

      i. Comcast Stable Value Fund - The Fund seeks stability of principal by investing mainly in investment contracts issued by insurance companies, banks, and similar financial institutions. To provide liquidity, a portion of the Fund's assets is invested in high-quality money market instruments. Although the Fund's objective is to preserve the principal investment, there is a potential for loss if the issuing institutions suffer insolvency. The Fund replaced the Stable Value Fund effective April 1, 1999.

      The selection of investments from the options listed above is the sole responsibility of each participant. Each participant assumes all risks connected with any decrease in the market value of any securities in these funds, and such funds are the sole source of payments under the Plan. If no investment direction is made by a participant, the participant's account is invested in the Comcast Stable Value Fund at the direction of the Plan Administrator.

4.    INVESTMENTS

      The Plan's investments are held by a trust fund and are presented in the following table. Investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 1999 and 1998 are separately identified (number of units/shares are rounded to the nearest whole unit or share).

      Class A Special Common Stock (Comcast Corporation Stock Fund) share amounts as of December 31, 1998 have been adjusted retroactively to reflect the stock split in the form of a dividend of one share of the Company's Class A Special Common Stock for each share of the Company's Class A Special Common Stock paid on May 5, 1999 to shareholders of record as of the close of business on April 20, 1999.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 (Continued)
--------------------------------------------------------------------------------


                                                                    December 31, 1999
                                                       --------------------------------------------
                                                                                       Fair or
                                                          Number of                    Contract
                                                         Units/Shares                   Value
                                                       ------------------            --------------
Mutual Funds
    Dodge and Cox Balanced Fund                             375,365  units            $ 24,665,250
    Putnam Investors Fund                                 3,583,136  units              68,975,376
    Putnam New Opportunities Fund                           170,183  units              15,726,582
    Putnam International Growth Fund                        444,319  units              13,236,255
    Vanguard Windsor II Fund                                222,590  units               5,558,064
    Putnam S&P 500 Index Fund                               548,571  units              19,167,068
                                                                                    --------------
                                                                                       147,328,595
                                                                                    --------------

Comcast Corporation Stock Fund
    Class A Special Common Stock                          2,778,316  shares            140,478,600
    Cash                                                                                   297,530
                                                                                    --------------
                                                                                       140,776,130
                                                                                    --------------

Jones Intercable Stock Fund
    Class A Common Stock                                     76,875  shares              5,328,421
                                                                                    --------------

Comcast Stable Value Fund
    Investment Contracts                                 58,109,976  units              58,109,976
                                                                                    --------------

Participant Loan Fund
    (interest rates from 6.28% to 11.50%;
    maturities from 2000 to 2010)                                                        8,910,690
                                                                                    --------------
                                                                                      $360,453,812
                                                                                    ==============

                                                                   December 31, 1998
                                                       ------------------------------------------
                                                                                      Fair or
                                                            Number of                Contract
                                                           Units/Shares                Value
                                                       -------------------        ---------------
Mutual Funds
    Dodge and Cox Balanced Fund                             261,878  units           $ 21,852,109
    Fidelity Blue Chip Growth Fund                          898,714  units             54,561,445
    PBHG Growth Fund                                        423,336  units              6,036,037
    Ivy International Fund                                  128,900  units              5,601,842
                                                                                  ---------------
                                                                                       88,051,433
                                                                                  ---------------

Comcast Corporation Stock Fund
    Class A Special Common Stock                          2,345,352  shares            68,821,432
    Cash                                                                                7,509,536
                                                                                  ---------------
                                                                                       76,330,968
                                                                                  ---------------

Stable Value Fund
    Investment Contracts                                  3,374,145  units             34,741,046
    Cash                                                                                5,793,376
                                                                                  ---------------
                                                                                       40,534,422
                                                                                  ---------------

Participant Loan Fund
    (interest rates from 7.00% to 10.00%;
    maturities from 1999 to 2003)                                                       6,338,905
                                                                                  ---------------
                                                                                     $211,255,728
                                                                                  ===============

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 (Continued)
--------------------------------------------------------------------------------

      The contract and fair values of assets included in the Comcast Stable Value Fund were $58,109,976 and $57,990,792, respectively, as of December 31, 1999. The contract and fair values of assets included in the Stable Value Fund were $40,534,422 and $41,082,726, respectively, as of December 31, 1998. The average yield of investment contracts held as of December 31, 1999 and 1998 was 6.22% and 5.97%, respectively. The average yield on investment contracts for the years ended December 31, 1999 and 1998 was 6.09% and 6.14%, respectively.

5.    PARTICIPANT LOANS AND HARDSHIP WITHDRAWALS

      A participant may borrow from his/her Plan account subject to the approval of the Plan Administrator in accordance with applicable regulations issued by the Internal Revenue Service ("IRS") and the Department of Labor. In general, a participant may borrow a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of the participant's nonforfeitable accrued benefit on the valuation date (as defined by the Plan) last preceding the date on which the loan request is processed by the Plan Administrator. The maximum term of a loan made pursuant to the Plan is five years. (Loans with terms of greater than five years exist under the Plan as a result of rollovers from merged plans.) Interest accrues at a rate charged by commercial lenders for comparable loans on the date the loan application is approved. Loan transactions are treated as a transfer from (to) the investment fund to (from) the participant loan fund.

      A participant may withdraw all or a portion of his/her benefits derived from salary reduction, rollovers or the vested portion of employer contributions, and earnings thereon, on account of hardship, as defined by the Plan and applicable IRS regulations. Under these rules, the participant must exhaust the possibilities of all other distributions, loans, etc. available under the Plan and meet certain other requirements. Upon receiving a hardship withdrawal, the participant's elective contributions are suspended for twelve full calendar months.

6.    BENEFITS PAYABLE

      The following is a reconciliation of benefits paid to participants or beneficiaries per the Plan's financial statements to the Plan's Form 5500:


                                                                  Year Ended December 31,
                                                       1999                1998                  1997
                                                   -------------       -------------         ------------
Benefits paid to participants or beneficiaries
    per the financial statements                     $24,659,096         $13,575,986           $8,976,434
Less: amounts allocated to withdrawing
    participants at beginning of year                                                             (57,268)
                                                   -------------       -------------         ------------
Benefits paid to participants or beneficiaries
    per the Form 5500                                $24,659,096         $13,575,986           $8,919,166
                                                   =============       =============         ============

7.    ADMINISTRATION OF THE PLAN

      The Company, as Plan Administrator, has the authority to control and manage the operation and administration of the Plan and may delegate all or a portion of the responsibilities of controlling and managing the operation and administration of the Plan to one or more persons.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 (Concluded)
--------------------------------------------------------------------------------


8.    FEDERAL TAX CONSIDERATIONS

      a. Income Tax Status of the Plan - The Plan received a determination letter dated December 19, 1995 in which the IRS stated that the Plan, as amended and restated effective January 1, 1993, is qualified and that the trust established under the Plan is tax-exempt. The Plan has been amended since receiving the determination letter (see Notes 2 and 9). The Company believes that the Plan continues to comply in form and operation with the applicable requirements of the Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1999. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      b. Impact on Plan Participants - Matching contributions and salary reduction contributions, as well as earnings on Plan assets, are generally not subject to federal income tax until distributed from a qualified plan that meets the requirements of Sections 401(a), 401(k) and 401(m) of the Code.

9.    SUBSEQUENT EVENT

      On June 22, 2000, the Plan Administrator approved changes to the employer matching contribution rate for eligible participants. Effective January 1, 2001 or such other date as may be determined by the Compensation Committee of the Board of Directors of the Company, the Plan was amended to increase the employer matching contribution rate so that the Company will match 100% of the participant's contribution up to 3% of the participant's compensation for such payroll period, and 50% of the participant's contribution in excess of 3% of the participant's compensation for such payroll period, up to a maximum total matching contribution of 4.5% of the participant's compensation.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

SCHEDULE H - LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
-------------------------------------------------------------------------------------------------------------------


                                                                                             FEIN #23-1709202
                                                                                             PLAN #001


                                                 Description of Investment,
                Identity of                       Including Maturity Date,                             Fair or
          Issue, Borrower, Lessor                 Rate of Interest, Par or                            Contract
              or Similar Party                         Maturity Value                 Cost              Value
--------------------------------------------    -----------------------------    --------------    ---------------
Mutual Funds
     Dodge and Cox Balanced Fund                            375,365 units           $24,914,478        $24,665,250
     Putnam Investors Fund                                3,583,136 units            56,889,353         68,975,376
     Putnam New Opportunities Fund                          170,183 units            11,685,097         15,726,582
     Putnam International Growth Fund                       444,319 units             9,851,656         13,236,255
     Vanguard Windsor II Fund                               222,590 units             6,278,749          5,558,064
     Putnam S&P 500 Index Fund                              548,571 units            16,829,591         19,167,068
                                                                                 --------------    ---------------
                                                                                    126,448,924        147,328,595
                                                                                 --------------    ---------------

Comcast Corporation* Stock Fund
     Class A Special Common Stock                         2,778,316 shares           51,007,128        140,478,600
     Cash                                                                               297,530            297,530
                                                                                 --------------    ---------------
                                                                                     51,304,658        140,776,130
                                                                                 --------------    ---------------

Jones Intercable* Stock Fund
     Class A Common Stock                                    76,875 shares            1,672,484          5,328,421
                                                                                 --------------    ---------------

Comcast Stable Value Fund
     Investment Contracts                                58,109,976 units            58,109,976         58,109,976
                                                                                 --------------    ---------------

Participant Loan Fund
     (Interest rates from 6.28% to 11.50%;
     maturities from 2000 to 2010)                                                    8,910,690          8,910,690
                                                                                 --------------    ---------------
                                                                                   $246,446,732       $360,453,812
                                                                                 ==============    ===============

* Represents a party-in-interest to the Plan.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

SCHEDULE H - LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999
----------------------------------------------------------------------------------------------------------------------------------


                                                                                                              FEIN #23-1709202
                                                                                                              PLAN #001


                                                                                                          Current
                                                                            Expense                      Value of
                                                                            Incurred                     Asset on
Identity of Party Involved/          Purchase      Selling       Lease        with        Cost of       Transaction
Description of Asset                  Price         Price       Rental    Transaction      Asset           Date         Net Gain
---------------------------------  ------------  ------------  ---------  ------------  ------------   -------------  ------------

Category (i)--Single Transaction
in Excess of 5% of Plan Assets
---------------------------------

Pooled Funds
   Fidelity Blue Chip Growth Fund                 $57,042,686                            $39,171,001     $57,042,686   $17,871,685
   Putnam Investors Fund            $57,042,686                                                           57,042,686



Category (iii)-Series of
Transactions in Excess of 5%
of Plan Assets
---------------------------------

Stable Value Fund                                 $36,935,861                            $36,935,861     $36,935,861
Comcast Stable Value Fund           $36,935,861                                                           36,935,861


There were no category (ii) or (iv) reportable transactions during 1999.

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 33-41440 and 33-63223 of Comcast Corporation on Form S-8 of our report dated June 22, 2000 appearing in the Annual Report on Form 11-K of the Comcast Corporation Retirement-Investment Plan for the year ended December 31, 1999.




/s/ DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 28, 2000

                                    SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                             THE COMCAST CORPORATION
                                             RETIREMENT-INVESTMENT PLAN



                                             By: Comcast Corporation
                                                 Plan Administrator



June 28, 2000                                By: /s/ Lawrence J. Salva
                                                 -------------------------------
                                                 Lawrence J. Salva
                                                 Senior Vice President and Chief
                                                 Accounting Officer